Exhibit 99.1

Tim Dunnigan Joins Draganfly Advisory Board Helping Spearhead Pentagon Replicator Program Initiatives

Los Angeles, CA. September 7, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, is pleased to announce that Tim Dunnigan has been appointed to Draganfly’s Advisory Board to help lead Company’s initiatives for the new Pentagon Replicator program.

The Pentagon unveiled a new initiative named Replicator, aimed at deploying affordable and autonomous systems in various domains over the next two years to enhance its competitive edge with China. This initiative stands to benefit Draganfly through increased demand, expanded business prospects, potential technology advancements, research and development collaboration, global recognition, and economic growth.

“I’m excited to be appointed as an advisor on this new initiative, and to contribute to Draganfly’s role in shaping the future of defense and national security,” remarked Tim Dunnigan. “My military background, along with commercial drone and defense industry successes, informs my position that the significance of innovation, adaptability, and cooperation in safeguarding our nation is paramount. By harnessing Draganfly’s innovative solutions, we will collaborate to forge a safer and more secure future.”

“We are also excited to welcome Tim Dunnigan as Draganfly’s Advisor to help spearhead the newly launched Pentagon Replicator Program,” said Cameron Chell, President, and CEO of Draganfly. “His extensive experience and leadership will be instrumental in enabling us to gain insight into the Pentagon’s requirements and how Draganfly can make a positive global impact across various industries.”

Tim Dunnigan’s background includes 22 years of dedicated service in the U.S. Army, where he held various leadership roles and completed multiple combat tours of duty. Following his military career, Tim transitioned into entrepreneurship, becoming a recognized thought leader in technology, innovation, and education.

Tim is the CEO and Founder of CaptureTec, LLC, a Certified Service-Disabled Veteran-Owned Small Business (SDVOSB) specializing in leadership consultation, systems integration, and data capture solutions for infrastructure assets. As the COO and Co-founder at Talon Aerolytics, Tim architected the nation’s largest aerial drone services provider from inception to operation in all 50 states, serving clients that included AT&T, Nokia, T-Mobile, Ericsson, and Verizon.

Tim’s career also includes founding Strategic Integration, where he developed the CTED (Create, Test, Educate, Deploy) turnkey business model for defense consulting and technology integration while serving America’s interests abroad through multiple U.S. and overseas DoD classified hardware and software contracts. His commitment to education led to the creation of Innovalearn, where he developed educational and leadership content for clients including Aflac, Synovus, Subway, and Cox Communications. As the Founder of iK9, he co-authored the Veterans Administration’s (VA) training protocols for service dogs assigned to Veterans with PTSD; and Tim also Co-founded GameLink Lounge, where he architected innovative entertainment concepts for Service Members and their families on Military installations across the U.S.

Tim holds a Bachelor’s Degree in Human Development, a Master’s Degree in Organizational Leadership and Management, and has completed two years of Ph.D. studies in Adult Education at Auburn University. Tim’s been awarded six patents and has two patents pending on an aerial drone delivery system he developed to fill capability gaps he witnessed during his multiple humanitarian trips to Ukraine.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins
email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Replicator program benefitting Draganfly through increased demand, expanded business prospects, potential technology advancements, research and development collaboration, global recognition, and economic growth. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.